LETTERHEAD OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


 Allianz Life Insurance Company of North America
 5701 Golden Hills Drive
 Minneapolis, MN  55416-1297

 Stewart D. Gregg
 Senior Securities Counsel
 Corporate Legal
 Telephone:  763-765-2913
 Telefax:    763-765-6355
 stewart_gregg@allianzlife.com


November 13, 2007

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:     Allianz Life Insurance Company of North America
        Allianz Life Variable Account B
        Pre-Effective Amendment No. 1
        Registration Statement Nos. 333-145866 and 811-05618 on Form N-4

Dear Sir/Madam:

The Registrant hereby requests acceleration of the effective date of the above captioned Registration Statement and requests that said Registration Statement become effective on November 20, 2007 or as soon as practicable after the filing of such pre-effective amendment.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

Allianz Life Variable Account B
Allianz Life Insurance Company of North America



/s/ Stewart D. Gregg
-----------------------------------------
Stewart D. Gregg
Senior Securities Counsel



Allianz Life Financial Services, LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Robert DeChellis
President & CEO
Telephone:  763-765-6840


November 13, 2007


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:     Allianz Life Insurance Company of North America
        Allianz Life Variable Account B
        Pre-Effective Amendment No. 1
        Registration Statement Nos. 333-145866 and 811-05618 on Form N-4

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrant, joins the Registrant in its request to accelerate the effective date of the above captioned Registration Statement and requests that said Registration Statement becomes effective on November 20, 2007 or as soon as practicable after the filing of such pre-effective amendment.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC



/s/ Robert DeChellis
---------------------------------------
Robert DeChellis
President & CEO